FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2002

                        CORDIANT COMMUNICATIONS GROUP PLC
                       ----------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE

          This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3 (No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CORDIANT COMMUNICATIONS GROUP PLC
                                  (Registrant)


                                 By: /s/Michael Bungey
                                    --------------------------------------------
                                    Title:  Director and Chief Executive Officer

Date:    April 22, 2002

                                                                       Exhibit 1

                        Cordiant Communications Group plc
         Preliminary audited results for the year ended 31 December 2001

Cordiant Communications Group plc ("Cordiant") is the world's eighth largest global marketing communications group with over 10,000 employees in more than 216 offices spanning 80 countries (including affiliates).

o    Revenues up 17.9% to Pounds Sterling 605.0 million (2000: Pounds Sterling
     513.0 million). Revenues decreased by 8.0% on an underlying basis.

o Operating profit (pre-exceptional items and goodwill) Pounds Sterling 36.5 million (2000: Pounds Sterling 61.4 million).

o    Operating margin (pre-exceptional items and goodwill) at 6.0% (2000:
     12.0%).

o Pre tax profit (pre-exceptional items and goodwill) Pounds Sterling 25.7 million (2000: Pounds Sterling 57.5 million).

o Exceptional operating charge of Pounds Sterling 27.6 million. The Group is targeting incremental cost savings in excess of Pounds Sterling 30.0 million in 2002.

o    Exceptional goodwill impairment of Pounds Sterling 224.8 million.

o Adjusted diluted headline earnings per share down to 3.6p (ADS 25.9 cents) from 11.4p (restated) (ADS 86.6 cents).

o Agreement with lenders to amend terms of the Group's financing arrangements now finalised.

o The Board does not propose to pay a dividend in respect of 2001 (2000: 2.1p per Ordinary share).

Michael Bungey, Chief Executive of Cordiant, commented

"Whilst previous rates of revenue decline have abated, and we are seeing early signs of business activity emerge, we forecast no revenue growth this year. The measures we have taken to reduce our cost base are targeted to deliver a 50% improvement in margin. The mix of businesses we have assembled, coupled with a maintained focus on cost, positions us well to profit quickly from any sustained upturn."

                                                                   22 April 2002

Enquiries:

Cordiant
Michael Bungey, Chief Executive Officer             Tel: +44 (0) 20 7262 4343
Art D'Angelo, Finance Director
Nathan Runnicles, Investor Relations

College Hill                                        Tel: +44 (0) 20 7457 2020
Alex Sandberg
Dick Millard

Presentation: The Preliminary Results presentation is available on the Cordiant website, http://www.cordiantww.com, from 0800hrs UK time (0300hrs NY time). A presentation to analysts will be held at 1130hrs UK time at College Hill Associates, 78 Cannon Street, London, EC4.

Conference Call: There will be a telephone conference call with Michael Bungey, CEO and Art D'Angelo, CFO at 1500hrs UK time (1000hrs NY time). To participate please dial the following number in London, +44 (0) 20 8515 2342. A replay facility is in place for 24 hours immediately following the conference call. To activate, dial the following number in London, +44 (0) 20 8797 2499, using the PIN number 117217#.

Forward-looking statements: This press release contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import and, in this release, include statements relating to Cordiant's revenues, profitability and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, employee costs, future interest rates, changes in tax rates and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.

PRELIMINARY STATEMENT

2001 REVIEW

2001 was an extremely difficult year. Revenues declined 8.0% on an underlying basis and operating profit before exceptionals and goodwill fell 40.6%. Good performances were in the minority as the downturn impacted operations across different geographies and sectors. The margin halved to 6.0% reflecting the Group's limited ability to mitigate the impact of declining revenues in the short term.

Cordiant's response to the downturn was widespread with action taken to streamline, refocus and strengthen operations, and eliminate loss-makers. Implementation resulted in an exceptional operating charge of Pounds Sterling
27.6 million which is expected to realise incremental cost savings in excess of Pounds Sterling 30.0 million in 2002. The cost base for 2002 has been set to reflect the Group's conservative revenue expectations, restoring the margin potential of many operations.

Central to the Group's strategy, set out over four years ago, was to extend beyond advertising into the higher margin, higher growth areas of marketing services and specialist communications. As primarily an advertising group, new disciplines were required to build a broadly based communications group. This strategy has been pursued through both organic development as well as acquisition. The Group has significantly strengthened its marketing services capabilities in the United States and created leading networks in business communications and branding and design. Whilst difficult trading conditions have slowed progress, one difficult year does not change the fact that the Group has built some excellent operations that have been integrated to form leading networks in their respective markets. Cordiant is now able to connect branding and design to advertising and marketing services, and in turn connect each to the specialist services of healthcare and business communications.

Allied Domecq, the Group's largest new business win for a number of years, is testament to this strategy. Firstly, Allied Domecq consolidated its marketing services account at 141 Worldwide. 141 Worldwide is now present in 56 countries and has been built principally through organic development. With the consolidation trend in marketing services still in its infancy, but gaining momentum, there are few networks in a position to benefit from global account consolidation. 141 Worldwide is one of them. Secondly, Allied Domecq appointed Fitch Worldwide for all new product design and innovation. Previously this opportunity would have gone to a third party. The broader range of disciplines within the Group will enable it to achieve growth through both existing client budgets and from being able to sell integrated client solutions where appropriate to new clients. The integrated model that the Group can now offer clients - particularly combining Bates and 141 to deliver marketing services solutions on a global basis - provides an important distinction from many of the Group's competitors and one that is to be capitalised on, in order to win further international business.

Steps were also taken in 2001 to create shareholder value from core assets. The public listing of Scholz & Friends has empowered a strong management team and provided the agency with a new beginning, new positioning and new opportunities.

Leveraging its highly regarded franchise and status as Germany's No.1 creative agency, Scholz & Friends has had an excellent start to life as a public company, and is currently enjoying a strong new business start to the year. The merger of Zenith Media and Publicis' Optimedia crystallized a minimum valuation with significant upside potential for the Group. In an industry where size matters, Cordiant has turned a 50% stake in the world's no.10 into a 25% stake in the world's no.4 media agency.

The Group has made a number of important management changes in 2002. The appointment of David Hearn as Chairman and CEO of Bates Worldwide is a major positive for the Group. David has vast experience of running a global business and has proven ability in delivering results. With Cordiant's margin reliant on progress in its core-advertising network, David's experience will prove invaluable. The new CEO will be supported by three Regional Presidents all appointed from within, and the CEO of 141 Worldwide. Bill Whitehead and Ian Smith are the new Regional Presidents for Bates Americas and Bates Asia-Pacific respectively, whilst Toby Hoare has been appointed Regional President, Bates Europe.

FINANCIAL REVIEW

Revenue growth, where appropriate, has been disclosed on both a reported and an underlying basis, meaning at constant exchange rates and after taking the 2000 comparative revenues from acquisitions into account. In the sections that follow operating profit, operating margin and earnings have been disclosed before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, to highlight the underlying performance of the Group's operations.

Operating performance
Group revenues increased by 17.9% to Pounds Sterling 605.0 million ($871.2 million). However, revenues decreased by 8.0% on an underlying basis. Second-half revenue declines had a significant impact on profitability, with operating profit (before exceptional items and goodwill charges) falling by 40.6% to Pounds Sterling 36.5 million ($52.6 million). The Group achieved an operating margin of 6.0% down from 12.0% in 2000.

Geographical analysis

United Kingdom
Reported revenues increased by 41.0% to Pounds Sterling 118.6 million ($170.8 million). On an underlying basis revenues decreased by 3.3%. Operating profits totalled Pounds Sterling 13.7 million ($19.7 million), with operating margins increasing to 11.5% from 9.4% in 2000, principally due to the margin contribution from the acquired Specialist Communications operations and improved profitability in the Group's advertising business.

North America
North American revenues increased by 28.1% to Pounds Sterling 190.3 million ($274.0 million). Revenues declined by 14.5% on an underlying basis. Operating profits totalled Pounds Sterling 12.3 million ($17.7 million) with operating margins decreasing to 6.5% from 10.7% in 2000. Significant declines were experienced in Specialist Communications, especially in project based areas and in servicing technology related clients in North America. The Group's principal Advertising and Integrated Marketing businesses showed greater resilience, experiencing a more modest decline overall.

The recent loss of the Hyundai National media account has resulted in a review of the Hyundai National creative account. This review is in process and Bates North America is one of the remaining finalists.

Continental Europe
Revenues in Continental Europe increased by 7.9% to Pounds Sterling 143.6 million ($206.8 million). Revenues declined by 1.9% on an underlying basis. Operating profits totalled Pounds Sterling 5.8 million ($8.4 million), with operating margins down to 4.0% from 12.0% in 2000. Underlying revenue growth in the first six months of 2001 was offset by a rapid deterioration in media spending across the region in the second half of the year, which had a significant impact on operating margins.

Asia Pacific and Latin America
Asia Pacific and Latin American revenues increased by 3.5% to Pounds Sterling
152.5 million ($219.6 million). On an underlying basis revenues decreased by 8.2%. Growth in Bates Asia, from multinational clients, particularly in Greater China, was offset by the difficult trading conditions in Korea and Australia, with both markets experiencing substantial cutbacks in client spending. Operating profits totalled Pounds Sterling 4.7 million ($6.8 million), with operating margins declining to 3.1% from 14.7% in 2000.

Business Segment analysis

Advertising and Integrated Marketing
Advertising and Integrated Marketing revenues increased by 1.5% to Pounds Sterling 447.9 million ($645.0 million), but declined by 7.3% on an underlying basis. Operating profits totalled Pounds Sterling 21.3 million ($30.7 million) with operating margins declining to 4.8% from 10.3% in 2000, as significant revenue reductions in the second half impacted profitability.

Advertising and Integrated Marketing includes the results of the Group's advertising networks and 141 Worldwide, its global marketing services network.

Specialist Communications
Specialist Communications revenues increased by 119.7% to Pounds Sterling 157.1 million ($226.2 million). Revenues decreased by 10.2% on an underlying basis. Operating profits totalled Pounds Sterling 15.2 million ($21.9 million) with operating margins of 9.7% in 2001, down from 22.5% in 2000. Underlying revenue declines were most pronounced in the Group's North American Specialist Communications operations, due to the deferral and cancellation of project based assignments.

The Group's interactive operation, CCG.XM, incurred an operating loss of Pounds Sterling 4.0 million ($5.8 million) in 2001. Losses in 2000 amounted to Pounds Sterling 5.7 million ($8.7 million). CCG.XM has been retrenched and now forms part of the operations of 141 Worldwide.

Specialist Communications includes the results of the Group's healthcare marketing, business communications, branding and design and interactive operations. In future, the results of CCG.XM will be included in Advertising and Integrated Marketing.

Exceptional operating expenses
During 2001, Cordiant announced a wide ranging programme to reduce the Group's cost base. Headcount reductions and other cost-related initiatives including the merger or consolidation of a number of the Group's operating units and the closure or re-organisation of certain loss-making operations, resulted in a total exceptional operating charge of Pounds Sterling 27.6 million ($39.7 million) in 2001.

The exceptional operating charge included severance costs of Pounds Sterling
20.9 million ($30.1 million), and Pounds Sterling 6.7 million ($9.6 million) attributable to property provisions and asset write-downs. As a result of the action taken in 2001 the Group is targeting further cost savings in excess of Pounds Sterling 30.0 million ($43.2 million) in 2002.

Operating costs
The number of staff employed by the Group as at 31 December 2001 was 9,099, compared to 9,518 at the start of the year, showing a net decrease of 4.4% and 9.9% on an underlying basis taking acquisitions into account. During the year, gross headcount reductions through severance were 1,594, which represented 16.7% of opening headcount. Revenue per head was Pounds Sterling 64,200 in 2001, a decrease of 1.2% at constant exchange rates. Total staff cost per head (excluding severance) was Pounds Sterling 42,100 in 2001, an increase of 3.7% on the same basis.

The Group's total staff cost to revenue ratio, excluding severance, increased in 2001 to 65.6%, an increase of 3.1% as a percentage of revenue. Fixed staff costs as a proportion of revenue increased in 2001 to 60.3%, from 54.3% in 2000. Variable staff costs as a proportion of revenue decreased from 7.9% in 2000, to 5.3% in 2001. These trends reflect the lag between a decline in revenue and reduced fixed staff costs from headcount reductions and the benefits of flexibility afforded by the variable element of total staff costs.

Joint ventures and associates
In September 2001, Cordiant and Publicis Groupe SA created the world's fourth-largest media communications group by the transfer of units of Optimedia and Zenith Media into the Zenith Optimedia Group, a new UK based holding company. Cordiant holds 25% and Publicis Groupe SA 75% of the Zenith Optimedia Group.

The Group's share of operating profits, after goodwill amortisation in 2001 of Pounds Sterling 0.4 million ($0.6 million), primarily from Zenith and since 28 September 2001, the Zenith Optimedia Group, increased to Pounds Sterling 6.1 million ($8.7 million) from Pounds Sterling 5.6 million ($8.5 million) in 2000.

Financial items, taxation and returns attributable to shareholders
Net finance costs totalled Pounds Sterling 16.9 million ($24.3 million), which includes the Group's share of joint venture and associated undertakings interest income and imputed interest charged in accordance with FRS 12.

The tax charge for the year was Pounds Sterling 4.5 million ($6.5 million). Equity minority interests totalled Pounds Sterling 2.3 million ($3.3 million), a decrease of 60.3% on last year due principally to weaker trading in Korea.

The 2000 results have been restated to reflect the adoption of FRS 19 "Deferred Tax". This has led to a prior year adjustment to reserves of Pounds Sterling 4.1 million. Of this amount, Pounds Sterling 2.5 million ($3.8 million) has resulted in the reduction in the tax charge shown in the 2000 profit and loss account, with the remaining Pounds Sterling 1.6 million ($2.4 million) recorded in the year ended 31 December 1999. The balance sheet as at 31 December 2000 has also been restated to show the creation of a deferred tax asset of Pounds Sterling
4.1 million.

Earnings attributable to Ordinary shareholders before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses were Pounds Sterling 14.1 million ($20.3 million). Adjusted diluted headline earnings per share was 3.6p (ADS 25.9 cents) compared to 11.4p (restated) (ADS 86.6 cents) in 2000. The reported loss, after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, attributable to Ordinary shareholders was Pounds Sterling 277.6 million ($399.7 million).

Cash flow and funding
As at 31 December 2001 the Group had a net debt balance of Pounds Sterling 143.0 million ($208.8 million) and average net debt for the year was Pounds Sterling
171.0 million ($246.2 million). In 2000 average net debt was Pounds Sterling
68.7 million ($104.4 million). The increase in average net debt is principally due to the deferred consideration paid in respect of Diamond Ad and the acquisition funding of the Lighthouse transaction, both in September 2000, and the impact of reduced profitability and exceptional cash operating expenses in the second half of 2001, offsetting the underlying cash generation of the Group.

Net operating cash outflow for the Group (defined as operating profit pre-exceptional charges plus depreciation, goodwill amortisation and impairment, less returns on investment and servicing of finance and taxation paid) totalled Pounds Sterling 23.8 million ($34.3 million). Capital expenditure and financial investment totalled Pounds Sterling 24.7 million ($35.6 million). Net cash outflow from acquisitions and disposals was Pounds Sterling 13.6 million ($19.6 million). Utilisation of property provisions totalled Pounds Sterling 3.3 million ($4.8 million).

In April 2001, the Group issued $175.0 million of Guaranteed Senior Notes ("Notes") via a private placement with institutional lenders. The proceeds of this issue were used to repay and cancel committed bank facilities of $175.0 million maturing in November 2001, leaving in place committed syndicated bank facilities of up to $225.0 million with a final maturity date of 8 November 2004.

The Company has now agreed definitive documentation with its banks and the holders of the Notes amending the terms of the Group's principal financing arrangements. New financial covenants have been set to reflect the change in operating performance of the Group following the industry downturn in 2001. As a result of the requirement to amend the financial covenants, the Group will incur increased financing costs, further details of which are given in Note 13. The Group expects to incur incremental financing costs of approximately Pounds Sterling 5.0-Pounds Sterling 6.0 million per annum as a result of the renegotiation of the facilities, based on current debt levels. In addition, the Group is also subject to certain restrictions on its uses of cash flow, including acquisition payments, dividends and the use of disposal proceeds, and the holders of the Notes will be entitled to require the Company to repay them in November 2004 (or the date of any refinancing of the bank facilities if earlier) with a "make-whole" premium for prepayment, unless the Group meets certain financial tests at that time.

Goodwill amortisation and impairment
In accordance with FRS10, purchased goodwill arising from acquisitions on and after 1 January 1998 had previously been capitalised as an intangible fixed asset and assigned an indefinite useful economic life. In light of developing best practice, the Directors have taken the opportunity to re-evaluate the anticipated economic life of the goodwill arising on acquisitions made subsequent to 1 January 1998 and have revised their opinion that this has an indefinite life. From 1 January 2001, goodwill is amortised on a straight line basis over useful economic lives of up to 20 years from the date of acquisition. The full year goodwill amortisation charge in 2001 was Pounds Sterling 44.1 million ($63.5 million).

In addition to an annual amortisation charge, goodwill is reviewed for impairment at the end of the first full financial year following acquisition, and in other periods if events or changes in circumstance indicate that the carrying value may not be fully recoverable. The impact of the economic slowdown on the marketing communications sector has resulted in the carrying value of goodwill capitalised in respect of certain acquisitions being impaired. The goodwill impairment charge for 2001 was Pounds Sterling 224.8 million ($323.7 million).

Dividend
In view of the Group's requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's principal lenders, the Board does not recommend the payment of a dividend in respect of 2001.

Corporate Development
In November 2001 Cordiant completed the merger of Scholz & Friends with United Visions Entertainment (UVE). UVE specialises in the production of live entertainment programs for television and the internet. The merged operation, Scholz & Friends AG, is listed on the Geregelter Markt, the main German regulated market of the Frankfurt Stock Exchange. Scholz & Friends AG is the first publicly quoted advertising and marketing communications group in Germany, the world's third largest communications market. Cordiant owns 77% of Scholz & Friends AG.

During 2001 the Group made a number of strategic acquisitions to further enhance its position in key market segments. The acquisitions of Gallagher & Kelly, Bulletin International and IBI significantly augmented the Group's business communications capabilities. In July 2001, Cordiant acquired PCI, a leading live communications agency based in London.

Outlook
Trading conditions are likely to remain difficult in 2002 and the Group is not budgeting for a return to underlying revenue growth in the current year. Whilst revenues have declined during the first quarter on a year on year basis, there are signs that the market is stabilising. The Group's profitability targets for the first quarter have been met.

Management is focused on delivering a recovery in earnings through stringent cost control that is targeted to improve operating margins by 50% in 2002, as the Group benefits from last year's cost reduction initiatives. The Group remains firmly committed to the medium-term strategy of growing the proportion of higher margin non-advertising revenues, but is focused in the short-term on improving the operating performance of the core advertising business, which remains key to the Group's margin prospects.

                                               CORDIANT COMMUNICATIONS GROUP PLC

                                               CONSOLIDATED PROFIT & LOSS ACCOUNT

                                                                     Continuing Operations
                                                                   ----------------------------
                                                                                      Acquisi-
                                                                                        tions                         2000
                                                                                                      Total         Restated
                                                                          2001          2001           2001       (see note 1)
                                                            Note         Pounds        Pounds         Pounds         Pounds
                                                                       Sterling m    Sterling m      Sterling m    Sterling m
                                                            -------------------------------------------------------------------

Group revenue                                                2           584.6           20.4          605.0         513.0
Operating expenses before goodwill amortisation,                        (552.4)         (16.1)        (568.5)       (451.6)
  exceptional goodwill impairment charges and exceptional
  operating expenses
                                                                   ------------------------------------------------------------
Group operating profit before goodwill amortisation,                      32.2            4.3           36.5          61.4
exceptional goodwill impairment charges and exceptional
operating expenses
Goodwill amortisation                                                    (38.0)          (6.1)         (44.1)          -
Exceptional goodwill impairment charges                                 (196.6)         (28.2)        (224.8)          -
Exceptional operating expenses                               3           (26.9)          (0.7)         (27.6)          -
                                                                   ------------------------------------------------------------
Group operating (loss)/ profit                               2          (229.3)         (30.7)        (260.0)         61.4
                                                                   ------------------------------------------------------------
Share of operating profits:
Joint ventures                                                                                           4.7           3.4
Associated undertakings                                                                                  1.4           2.2
                                                                                                -------------------------------
(Loss)/ profit on ordinary activities before interest and
  tax                                                                                                 (253.9)         67.0
-------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar items                       4                                         (16.0)         (8.4)
FRS 12 - finance charge                                                                                 (0.9)         (1.1)
-------------------------------------------------------------------------------------------------------------------------------

Net finance costs                                                                                      (16.9)         (9.5)
                                                                                                -------------------------------
(Loss)/ profit on ordinary activities before tax                                                      (270.8)         57.5
Tax on ordinary activities                                   5                                          (4.5)        (15.6)
                                                                                                -------------------------------
(Loss)/ profit on ordinary activities after tax                                                       (275.3)         41.9
Equity minority interests                                                                               (2.3)         (5.8)
                                                                                                -------------------------------
(Loss)/ profit attributable to Ordinary shareholders                                                  (277.6)         36.1
Dividends                                                    6                                           -            (8.4)
                                                                                                -------------------------------
Retained (loss)/ profit for the financial year               15                                       (277.6)         27.7
                                                                                                ===============================
-------------------------------------------------------------------------------------------------------------------------------

Basic (loss)/ earnings per Ordinary share                    7                                         (71.3)p        12.3p
Diluted (loss)/ earnings per Ordinary share                  7                                         (71.3)p        11.4p

Basic headline (loss)/ earnings per Ordinary share           7                                          (2.1)p        12.3p
Diluted headline (loss)/ earnings per Ordinary share         7                                          (2.1)p        11.4p

Adjusted basic headline earnings per Ordinary share          7                                           3.6p         12.3p
Adjusted diluted headline earnings per Ordinary share        7                                           3.6p         11.4p

Ordinary dividend per share                                  6                                           -             2.1p
-------------------------------------------------------------------------------------------------------------------------------


                                                CORDIANT COMMUNICATIONS GROUP PLC

                                                CONSOLIDATED PROFIT & LOSS ACCOUNT

                                                                      Continuing Operations
                                                                  -----------------------------
                                                                                      Acquisi-
                                                                                       tions                        2000
(Figures in US$ millions)*                                                                            Total       Restated
                                                                          2001          2001           2001     (see note 1)
                                                                         US$ m         US$ m          US$ m         US$ m
                                                                  ---------------------------------------------------------------
Group revenue                                                           841.8            29.4          871.2         779.7
Operating expenses before goodwill amortisation, exceptional           (795.4)          (23.2)        (818.6)       (686.4)
  goodwill impairment charges and exceptional operating expenses
                                                                  ---------------------------------------------------------------
Group operating profit before goodwill
amortisation, exceptional goodwill impairment charges and
exceptional operating expenses                                           46.4             6.2           52.6          93.3
Goodwill amortisation                                                   (54.7)           (8.8)         (63.5)          -
Exceptional goodwill impairment charges                                (283.1)          (40.6)        (323.7)          -
Exceptional operating expenses                                          (38.7)           (1.0)         (39.7)          -
                                                                  ---------------------------------------------------------------
Group operating (loss)/ profit                                         (330.1)          (44.2)        (374.3)         93.3
                                                                  ---------------------------------------------------------------
Share of operating profits:
Joint ventures                                                                                           6.7           5.2
Associated undertakings                                                                                  2.0           3.3
                                                                                                ---------------------------------
(Loss)/ profit on ordinary activities before interest and tax                                         (365.6)        101.8
---------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar items                                                                 (23.0)        (12.7)
FRS 12 - finance charge                                                                                 (1.3)         (1.7)
---------------------------------------------------------------------------------------------------------------------------------
Net finance costs                                                                                      (24.3)        (14.4)
                                                                                                ---------------------------------
(Loss)/profit on ordinary activities before tax                                                       (389.9)         87.4
Tax on ordinary activities                                                                              (6.5)        (23.7)
                                                                                                ---------------------------------
(Loss)/profit on ordinary activities after tax                                                        (396.4)         63.7
Equity minority interests                                                                               (3.3)         (8.7)
                                                                                                ---------------------------------
(Loss)/profit attributable to Ordinary shareholders                                                   (399.7)         55.0
Dividends                                                                                                -           (12.8)
                                                                                                ---------------------------------
Retained (loss)/profit for the financial year                                                         (399.7)         42.2
                                                                                                =================================

--------------------------------------------------------------------------------------------------------------------------------

Basic (loss)/earnings per ADS                                                                         (513.4) cents   93.5 cents
Diluted (loss)/earnings per ADS                                                                       (513.4) cents   86.6 cents

Basic headline (loss)/earnings per ADS                                                                 (15.1) cents   93.5 cents

Diluted headline (loss)/earnings per ADS                                                               (15.1) cents   86.6 cents

Adjusted basic headline earnings per ADS                                                                25.9 cents    93.5 cents
Adjusted diluted headline earnings per ADS                                                              25.9 cents    86.6 cents

Ordinary dividend per ADS                                                                                -            16.0 cents
Average rate of exchange                                                                                 1.44          1.52
Closing rate of exchange                                                                                 1.46          1.49
---------------------------------------------------------------------------------------------------------------------------------

*   The US$ figures are presented for convenience purposes only, according to UK GAAP, and are translated at the average rate shown above.

**  One American Depository Share (ADS) is equivalent to five Ordinary shares.


                                              CORDIANT COMMUNICATIONS GROUP PLC

                                               CONSOLIDATED CASH FLOW STATEMENT

                                                                                                     2001            2000
                                                                                      Note          Pounds          Pounds
                                                                                                  Sterling m      Sterling m
-----------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                                              8               43.4          45.3

Dividends from associated undertakings and joint ventures                                               5.3           1.6

Returns on investments and servicing of finance                                        9              (17.2)        (11.5)

Taxation                                                                               9              (13.4)        (11.3)

Capital expenditure and financial investment                                           9              (24.7)        (23.5)

Acquisitions and disposals                                                             9              (13.6)        (46.8)

Equity dividends paid                                                                                  (8.1)         (5.1)
                                                                                               -------------------------------
Cash outflow before financing                                                                         (28.3)        (51.3)
                                                                                               -------------------------------

Management of liquid resources                                                         9                0.6           5.2
Issues of ordinary share capital                                                                        4.1           8.3
External loans drawn less repaid                                                                      (70.1)         53.4
Guaranteed senior notes due after one year                                                            119.9           -
Other movements                                                                                        (1.7)          0.5
                                                                                               -------------------------------
Net cash inflow from financing                                                                         52.8          67.4
                                                                                               -------------------------------

Increase in cash for the year                                                                          24.5          16.1
                                                                                               ===============================

Reconciliation of net cash flow to movement in net funds:
Increase in cash for the year                                                                          24.5          16.1
Cash inflow from debt financing                                                                       (48.7)        (56.3)
Cash inflow from cash deposits                                                                         (0.6)         (5.2)
Loans acquired with subsidiaries                                                                       (6.8)        (66.2)
Translation difference and non-cash movements                                                           0.5          (2.7)
                                                                                               -------------------------------
Movement in net funds in the year                                                                     (31.1)       (114.3)
Net (debt)/ funds at beginning of year                                                 10            (111.9)          2.4
                                                                                               -------------------------------
Net debt at end of year                                                                10            (143.0)       (111.9)
                                                                                               ===============================


                                 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                                                     2000
                                                                                                                   Restated
                                                                                                      2001       (see note 1)
                                                                                       Note          Pounds         Pounds
                                                                                                   Sterling m     Sterling m
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/ profit attributable to Ordinary shareholders                                                 (277.6)         36.1
Translation adjustment                                                                                  3.7          (1.3)

Unrealised gain on disposal of joint venture and subsidiary undertaking                15              44.4           -
------------------------------------------------------------------------------------------------------------------------------
Total recognised (losses)/ gains relating to the year                                                (229.5)         34.8
                                                                                                              ================
Prior year adjustment (as explained in note 1)                                                          4.1
                                                                                               --------------
Total recognised losses since last annual report                                                     (225.4)
                                                                                               ==============


                                              CORDIANT COMMUNICATIONS GROUP PLC

                                                  CONSOLIDATED BALANCE SHEET

                                                                                                                     2000
                                                                                                                   Restated
                                                                                                      2001        (see note 1)
                                                                                      Note           Pounds          Pounds
                                                                                                   Sterling m      Sterling m
------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                                           11             478.3         711.8
Tangible assets                                                                                        60.6          59.6
Investments                                                                                            17.9          11.8
Investments in joint ventures
------------------------------------------------------------------------------------------------------------------------------
Share of gross assets                                                                                 152.9           -
Goodwill                                                                                               38.2           -
Share of gross liabilities                                                                           (164.9)          -
------------------------------------------------------------------------------------------------------------------------------
                                                                                                       26.2           -
                                                                                               -------------------------------
                                                                                                      583.0         783.2
Current assets
Work in progress                                                                                       24.8          33.6
Debtors - due within one year                                                                         418.3         456.8
Debtors - due after one year                                                                           27.4          25.5
Investments                                                                                             0.9           2.4
Cash at bank and in hand                                                                              123.5          99.8
                                                                                               -------------------------------
                                                                                                      594.9         618.1

Creditors - due within one year                                                        13            (556.3)       (741.7)
                                                                                               -------------------------------
Net current assets/ (liabilities)                                                                      38.6        (123.6)
                                                                                               -------------------------------
Total assets less current liabilities                                                                 621.6         659.6
Creditors - due after one year                                                         13            (264.0)       (130.7)
Provision for joint venture deficit
------------------------------------------------------------------------------------------------------------------------------
Share of gross assets                                                                                   -           130.6
Share of gross liabilities                                                                              -          (142.7)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                        -           (12.1)

Provisions for liabilities and charges                                                 14             (40.5)        (40.6)
                                                                                               -------------------------------
Net assets                                                                                            317.1         476.2
                                                                                               ===============================

Capital and reserves
Called up share capital                                                                15             200.4         182.3
Share premium account                                                                  15             178.4         137.2
Other reserves                                                                         15             214.4         311.5
Profit and loss account                                                                15            (286.4)       (163.6)
                                                                                               -------------------------------

Equity shareholders' funds                                                                            306.8         467.4
Equity minority interests                                                                              10.3           8.8
                                                                                               -------------------------------
Total capital employed                                                                                317.1         476.2
                                                                                               ===============================

                        CORDIANT COMMUNICATIONS GROUP PLC

                                      Notes

Accounting policies and presentation

The financial information set out does not constitute the statutory accounts for Cordiant Communications Group plc for the years ended 31 December 2001 or 2000 but is derived from those accounts. Statutory accounts for 2000 have been delivered to the registrar of companies, and those for 2001 will be delivered following Cordiant's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain a statement under
Section 237 (2) or (3) of the Companies Act 1985.

The consolidated financial statements comply with applicable accounting standards (UK GAAP) and have been prepared on the basis of accounting policies set out on pages 53 to 55 of Cordiant's 2000 Report and Accounts, with the exception that the Group has adopted the following:

FRS 17 "Retirement Benefits" has been introduced during the year. The transitional rule contained in the standard has been applied resulting in some extra disclosures in the notes to the balance sheet. Otherwise, there has been no material impact on the Group's financial statements.

FRS 18 "Accounting Policies" has been adopted during the year. This has had no material impact on the Group's financial statements.

FRS 19 "Deferred Tax" has been adopted during the year which has resulted in a prior year adjustment. The impact in 2000 was to increase profit after tax and retained profits by Pounds Sterling 2.5 million. Shareholders' funds prior to 2000 have been increased by Pounds Sterling 1.6 million.


                                                  Segmental information


Revenue by geographical area
                                                        2001              2000             Change              Change
                                                       Pounds            Pounds           Reported           Underlying
                                                     Sterling m        Sterling m             %                   %
-----------------------------------------------------------------------------------------------------------------------
United Kingdom                                           118.6             84.1              41.0               (3.3)
North America                                            190.3            148.5              28.1              (14.5)
Continental Europe                                       143.6            133.1               7.9               (1.9)
Asia Pacific and Latin America                           152.5            147.3               3.5               (8.2)
                                                 ----------------------------------------------------------------------
Total                                                    605.0            513.0              17.9               (8.0)
                                                 ======================================================================

                                                                                                       Margin
Operating profit by geographical area                     2001              2000              2001               2000
                                                         Pounds            Pounds
                                                       Sterling m        Sterling m             %                  %
-----------------------------------------------------------------------------------------------------------------------
United Kingdom                                            13.7              7.9              11.5                9.4
North America                                             12.3             15.9               6.5               10.7
Continental Europe                                         5.8             16.0               4.0               12.0
Asia Pacific and Latin America                             4.7             21.6               3.1               14.7
                                                 ----------------------------------------------------------------------
Group operating profit before goodwill                    36.5             61.4               6.0               12.0
amortisation, exceptional goodwill impairment
charges and exceptional operating expenses
Goodwill amortisation and exceptional                   (268.9)             -
goodwill impairment charges
Exceptional operating expenses                           (27.6)             -
                                                 ----------------------------------
Total operating (loss)/ profit                          (260.0)            61.4
                                                 ==================================


Revenue by business segment
                                                         2001             2000              Change            Change
                                                        Pounds           Pounds            Reported         Underlying
                                                      Sterling m       Sterling m              %                 %
-----------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                     447.9            441.5               1.5               (7.3)
Specialist Communications                                157.1             71.5             119.7              (10.2)
                                                 ----------------------------------------------------------------------
Total                                                    605.0            513.0              17.9               (8.0)
                                                 ======================================================================




                                                                                                       Margin
Operating profit by business segment                      2001              2000              2001               2000
                                                         Pounds            Pounds
                                                       Sterling m        Sterling m             %                  %
-----------------------------------------------------------------------------------------------------------------------
Advertising and Integrated Marketing                      21.3             45.3               4.8               10.3
Specialist Communications                                 15.2             16.1               9.7               22.5
                                                 ----------------------------------------------------------------------
Operating profit before goodwill amortisation,            36.5             61.4               6.0               12.0
exceptional goodwill impairment charges and
exceptional operating expenses
 Goodwill amortisation and exceptional                  (268.9)             -
 goodwill impairment charges

Exceptional operating expenses                           (27.6)             -
                                                 ----------------------------------
Total  operating (loss)/ profit                         (260.0)            61.4
                                                 ==================================
                                      Exceptional operating expenses


                                                                2001
                                                         Pounds Sterling m
--------------------------------------------------------------------------

Severance                                                       20.9
Property provisions                                              2.9
Asset write-downs                                                3.6
Other                                                            0.2
                                                          ----------------
Total                                                           27.6
                                                          ================

The tax effect of the exceptional operating items is an estimated credit of Pounds Sterling 5.2 million.

                     Net interest payable and similar items

                                             2001                    2000
                                       Pounds Sterling m       Pounds Sterling m
--------------------------------------------------------------------------------

Group                                       18.3                   10.0
Joint ventures                              (2.2)                  (1.7)
Associated undertakings                     (0.1)                   0.1
                                     -------------------------------------------
Total                                       16.0                    8.4
                                     ===========================================

Taxation
                                                                     2000
                                            2001                   Restated
                                      Pounds Sterling m        Pounds Sterling m
--------------------------------------------------------------------------------

Group                                        1.0                   13.1
Joint ventures                               3.0                    2.0
Associated undertakings                      0.5                    0.5
                                     -------------------------------------------
Total                                        4.5                   15.6
                                     ===========================================

                                    Dividends

The Board does not recommend the payment of a dividend in respect of 2001. The dividend for the year ended 31 December 2000 was 2.1p per Ordinary share at a cost of Pounds Sterling 8.4 million.


                                                      Earnings per share

                                                                                                                       2000
                                                                                                      2001           Restated
                                                                                                     Pounds           Pounds
                                                                                                   Sterling m       Sterling m
------------------------------------------------------------------------------------------------------------------------------
(Losses)/earnings attributable to Ordinary shareholders                                             (277.6)           36.1
Goodwill amortisation and impairment*                                                                269.3             -
                                                                                            ----------------------------------
Headline (losses)/earnings**                                                                          (8.3)           36.1
Exceptional operating items (tax effected)                                                            22.4             -
                                                                                            ----------------------------------
Adjusted earnings***                                                                                  14.1            36.1
                                                                                            ==================================


                                                                                                   Shares           Shares
                                                                                                        m                m
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares                                                                    389.2           294.0
Dilutive effect of options and contingent consideration                                                -              24.0
                                                                                            ----------------------------------
Diluted weighted average number of shares                                                            389.2           318.0
                                                                                            ==================================

Basic earnings per share is calculated using profits attributable to Ordinary shareholders and weighted average number of shares. Diluted earnings per share is calculated using profits attributable to Ordinary shareholders and diluted weighted average number of shares.

Basic headline earnings per share is calculated using headline earnings and weighted average number of shares. Diluted headline earnings per share is calculated using headline earnings and diluted weighted average number of shares.

As there is a basic loss per share, options and contingent consideration have no dilutive effect.

* Includes Pounds Sterling 0.4 million amortisation of goodwill on the joint venture.

** The definition of headline earnings is given in the Statement of Investment Practice No.1 published by the United Kingdom Society of Investment Professionals. Amongst other items, Headline earnings excludes items relating to the amortisation and impairment of goodwill capitalised on the balance sheet, and has been disclosed to assist the reader's understanding of the Group's underlying performance.

*** Adjusted earnings per share is based on continuing operating profits before goodwill charges and exceptional operating items and is presented to show a clearer representation of the underlying results of the business going forward. Basic adjusted earnings per share is calculated using adjusted earnings and weighted average number of shares. Diluted adjusted earnings per share is calculated using adjusted earnings and weighted average number of shares.


                 Reconciliation of Group operating (loss)/ profit to net cash inflow from operating activities

                                                                                                      2001             2000
                                                                                                     Pounds           Pounds
                                                                                                   Sterling m      Sterling m
------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/ profit                                                                      (260.0)           61.4
Depreciation, amortisation  - ongoing                                                                 62.0            13.6
Depreciation and impairment - exceptional                                                            228.4             -
Loss on sale of tangible fixed assets                                                                  0.9             -
Prepaid property lease                                                                                (1.1)           (8.3)
Decrease in work in progress                                                                          10.6             1.4
Decrease/ (increase) in debtors                                                                       52.6            (1.8)
Decrease in creditors                                                                                (46.7)          (17.0)
Utilisation of property provisions                                                                    (3.3)           (4.0)
                                                                                            ----------------------------------
Net cash inflow from operating activities                                                             43.4            45.3
                                                                                            ==================================


                                                  Analysis of cash flow items
                                                                                                      2001            2000
                                                                                                     Pounds          Pounds
                                                                                                   Sterling m      Sterling m
------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                                                      2.7             3.7
Interest paid                                                                                        (16.8)          (10.7)
Interest element of finance lease rental payments                                                     (0.1)           (0.1)
Bank fees                                                                                             (1.5)           (2.3)
Dividends paid to minorities                                                                          (1.5)           (2.1)
                                                                                            ----------------------------------
Net cash outflow from returns on investments and servicing of finance                                (17.2)          (11.5)
                                                                                            ==================================

Taxation paid
UK corporation tax paid                                                                               (3.2)           (1.3)
Overseas tax paid                                                                                    (10.2)          (10.0)
                                                                                            ----------------------------------
Net tax paid                                                                                         (13.4)          (11.3)
                                                                                            ==================================

Capital expenditure and financial investment
Purchase of tangible fixed assets                                                                    (21.5)          (19.6)
Sale of tangible fixed assets                                                                          1.5             1.5
Purchase of other fixed asset investments                                                             (4.9)           (5.6)
Sale of other fixed asset investments                                                                  0.2             0.2
                                                                                            ----------------------------------
Net cash outflow from capital expenditure and financial investment                                   (24.7)          (23.5)
                                                                                            ==================================

Acquisitions and disposals
Purchase of subsidiary undertakings                                                                  (23.0)          (70.2)
Purchase of joint venture and associated undertakings                                                 (0.7)           (1.0)
Sale of joint venture                                                                                 (0.6)            -
Net cash acquired with subsidiaries                                                                   10.7            24.4
                                                                                            ----------------------------------
Net cash outflow from acquisitions and disposals                                                     (13.6)          (46.8)
                                                                                            ==================================

Management of liquid resources
Cash deposits                                                                                          0.6             5.2
                                                                                            ----------------------------------
Net cash outflow from management of liquid resources                                                   0.6             5.2
                                                                                            ==================================



                                                     Analysis of net debt

                                                                                                  Exchange
                                                    At 1                                            and                At
                                                  January         Cash                            non-cash        31 December
                                                    2001          flows        Acquisitions*     Movements            2001
                                                   Pounds         Pounds          Pounds           Pounds            Pounds
                                                 Sterling m     Sterling m      Sterling m       Sterling m        Sterling m
-----------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                            99.8          26.0              -              (2.3)              123.5
Bank overdrafts                                     (9.0)         (1.5)             -               0.1               (10.4)
                                              -------------------------------------------------------------------------------
                                                    90.8          24.5              -              (2.2)              113.1
                                              -------------------------------------------------------------------------------

External debt due within one year                 (127.3)        114.4             (6.8)            0.8               (18.9)
External debt due after one year                   (73.0)       (164.2)             -               1.9              (235.3)
Finance leases                                      (3.7)          1.1              -               0.1                (2.5)
                                              -------------------------------------------------------------------------------
                                                  (204.0)        (48.7)            (6.8)            2.8              (256.7)
                                              -------------------------------------------------------------------------------
Cash deposits - current asset investments            1.3          (0.6)             -              (0.1)                0.6
                                              -------------------------------------------------------------------------------
Net debt                                          (111.9)        (24.8)            (6.8)            0.5              (143.0)
                                              ===============================================================================

*    Excluding cash and overdrafts.

                          Intangible assets - goodwill

                                                   2001             2000
                                                  Pounds           Pounds
                                                Sterling m       Sterling m
-----------------------------------------------------------------------------
Cost
At beginning of year                                711.8            79.2
Additions                                            27.3           625.7
Translation adjustment                                4.3             6.9
                                           ----------------------------------
At end of year                                      743.4           711.8
                                           ==================================

Amortisation
At beginning of year                                  -               -
Amortisation                                        (44.1)            -
Impairment                                         (224.8)            -
Translation adjustment                                3.8             -
                                           ----------------------------------
At end of year                                     (265.1)            -
                                           ==================================


Net book value
At beginning of year                                711.8            79.2
                                           ----------------------------------
At end of year                                      478.3           711.8
                                           ==================================

The Pounds Sterling 31.6 million increase in cost during the year ended 31 December 2001 (including translation adjustments) consists of Pounds Sterling
80.3 million relating to acquisitions in the year less Pounds Sterling 48.7 million relating to movements in contingent consideration, other accruals and translation differences.

             The effects of the acquisition of subsidiaries in 2001.

During the year the Group acquired the following subsidiaries.

                                                             Date of
                                                           Acquisition
-------------------------------------------------------------------------

Microarts Corporation Inc.                                5 January 2001
Gallagher & Kelly Public Relations Limited                  3 April 2001
Bulletin International Limited                                3 May 2001
International Business Information Inc.                     16 July 2001
Presentation Communications International Limited           26 July 2001

It is not considered that these are individually material acquisitions to the Group and therefore, in accordance with the prescribed accounting standards, they have been aggregated in the tables below.

The table below summarises the aggregate of subsidiaries acquired by the Group during 2001:

                                                                  Pounds
                                                                Sterling m
                                                                ----------

Goodwill capitalised                                               80.3
Tangible fixed assets                                               3.4
Work in progress                                                    1.6
Debtors                                                            14.3
Current investments                                                 0.1
                                                                -----------
                                                                   99.7
                                                                ===========

                                                                  Pounds
                                                                Sterling m
                                                                -----------

Loans and finance leases                                            6.8
Creditors                                                          20.8
Cost of acquisitions:
         Acquisition costs less cash acquired                      (2.0)
         Ordinary shares issued                                    62.5
         Contingent earnout accruals                               11.6
                                                                -----------
                                                                   99.7
                                                                ===========

The following table sets out the book values of the identifiable assets and liabilities of all acquisitions made in 2001 and their value to the Group:

                                                           Book and
                                                           Fair value
                                                            To Group
                                                             Pounds
                                                           Sterling m
                                                           -----------

Fixed assets                                                    3.4

Current assets                                                 27.2
                                                           -----------
Total assets                                                   30.6
                                                           -----------

Creditors                                                     (28.1)
                                                           -----------
Net assets                                                      2.5
                                                           -----------

Goodwill                                                       80.3
                                                           -----------
                                                               82.8
                                                           ===========
Satisfied by:
Shares issued                                                  62.5
Acquisition costs and cash consideration                        8.7
Contingent earnout accruals                                    11.6
                                                           -----------
Total consideration                                            82.8
                                                           ===========

No provisional material fair value adjustments were made to the book value of the identifiable assets and liabilities acquired.

The contingent earnout accruals are based on management's forecasts of the earnings of various underlying units.

                                                                         2001
Net cash inflows in respect of the acquisitions comprised:              Pounds
                                                                      Sterling m
                                                                    ------------

Acquisition costs and cash consideration                                  8.7
Cash at bank and in hand                                                (11.2)
Bank overdrafts acquired                                                  0.5
                                                                    ------------
Total                                                                    (2.0)
                                                                    ============


                                                           Creditors

                                                                     Due within one year               Due after one year

                                                                   2001             2000              2001             2000
                                                                  Pounds           Pounds            Pounds           Pounds
                                                                Sterling m       Sterling m        Sterling m       Sterling m
------------------------------------------------------------------------------------------------------------------------------
Bank loans, overdrafts and senior notes                            29.3             136.3             235.3            73.0
Trade creditors                                                   325.4             342.2               -               -
Taxation and social security                                       39.2              39.7              18.8            26.2
Other creditors                                                    27.0              41.3               6.2            10.9
Accruals and deferred income                                      135.4             182.2               3.7            20.6
                                                         ---------------------------------------------------------------------
Total                                                             556.3             741.7             264.0           130.7
                                                         =====================================================================

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated revolving credit facility and Guaranteed Senior Notes. The coupon payable on the Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated bank facilities and notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is also subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and the use of disposal proceeds. The holders of the Guaranteed Senior Notes will be entitled to require the Company to pre-pay the notes in November 2004 (or upon any refinancing of the Group's syndicated bank facilities if earlier) with a 'make-whole' penalty, unless the Group meets certain financial tests at that time.

                     Provisions for liabilities and charges

These include property provisions of Pounds Sterling 20.0m (2000: Pounds Sterling 19.6m).


                                                Movement in shareholders' funds

                                                                                                         Profit
                                                                                                         & Loss
                                                                     Share       Share        Other     Account         Total
                                                                    Capital     Premium     Reserves   Restated       Restated
-------------------------------------------------------------------------------------------------------------------------------
                                                                    Pounds       Pounds      Pounds      Pounds        Pounds
                                                                   Sterling m  Sterling m  Sterling m  Sterling m    Sterling m
-------------------------------------------------------------------------------------------------------------------------------
At beginning of the year                                             182.3       137.2        311.5      (167.7)       463.3
Prior year adjustment - deferred tax                                   -           -            -           4.1          4.1
                                                                ---------------------------------------------------------------
At beginning of the year - restated                                  182.3       137.2        311.5      (163.6)       467.4
Consideration for acquisitions in the year                            13.6        33.4         15.5         -           62.5
Adjustments to contingent consideration                                1.8         1.7         (1.0)        -            2.5
Exercising of employee share schemes                                   2.7         6.1         (0.2)       (4.5)         4.1
Release of reserves against investment and loan provisions             -           -         (155.4)      155.4          -
Loss retained for the year                                             -           -            -        (277.6)      (277.6)
Gain on sale of joint venture and subsidiary undertaking -             -           -           44.4         -           44.4
unrealised
Realisation of gain on sale of joint venture and subsidiary            -           -           (0.4)        0.4          -
undertaking
Translation adjustment                                                 -           -            -           3.7          3.7
Other movements                                                        -           -            -          (0.2)        (0.2)
                                                                ---------------------------------------------------------------
At end of the year                                                   200.4       178.4        214.4      (286.4)       306.8
                                                                ===============================================================

Other reserves at 31 December 2001 comprise merger reserve Pounds Sterling 29.8 million (2000: Pounds Sterling 250.7 million), shares to be issued Pounds Sterling 13.1 million (2000: Pounds Sterling 35.1 million), special reserve Pounds Sterling 25.7 million (2000: Pounds Sterling 25.7 million), warrant reserve Pounds Sterling 20.8 million (2000: Pounds Sterling nil), an unrealised gain on the sale of joint venture and subsidiary undertaking of Pounds Sterling
44.0 million (2000: Pounds Sterling nil) and other reserves of Pounds Sterling
81.0 million (2000: Pounds Sterling nil).

The total movement in the merger reserve of Pounds Sterling 220.9 million arose following the acquisition, by issue of the Company's shares, of the Group's 100% interest in Bulletin International Limited, Gallagher & Kelly Public Relations Limited and Presentation Communications International Limited which increased the merger reserve by Pounds Sterling 15.5 million, the transfer of Pounds Sterling 5.4 million to the profit and loss reserve following the provision made against investments from prior years and also the redesignation of Pounds Sterling 231.0 million of the merger reserve to other reserves following Group restructuring.

As at 31 December 2001 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to Pounds Sterling 115.5 million (2000: Pounds Sterling 118.7 million). Of this movement, Pounds Sterling 3.4 million represented the recycling of goodwill included in the unrealised gain on the disposal of the subsidiary undertaking.












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Cordiant Communications Group plc is registered in England and Wales (Number
1320869) and its registered office is: 121 - 141 Westbourne Terrace, London, W2 6JR.